BENITEC BIOPHARMA INC.

3940 TRUST WAY

HAYWARD, CALIFORNIA 94545

May 23, 2024

VIA EDGAR

Tyler Howes

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benitec Biopharma Inc.
Registration Statement on Form S-1 (File No. 333-279439)

Dear Mr. Howes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333- 279439) so that it may become effective at 4:00 p.m. Eastern Time on May 28, 2024, or as soon thereafter as practicable.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

cc:	Louis Rambo, Proskauer Rose LLP